EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Partners

Prologis, L.P.:

We consent to the incorporation by reference in Registration Statement No. 333-177112 on Form S-3; and Registration Statement No. 333-100214 on Form S-8 of Prologis, L.P. of our reports dated February 26, 2014, with respect to the consolidated balance sheets of Prologis, L.P. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), capital, and cash flows for each of the years in the three-year period ended December 31, 2013, and the related financial statement schedule, which reports appear in the December 31, 2013 annual report on Form 10-K of Prologis, Inc. and Prologis, L.P.

KPMG LLP

Denver, Colorado

February 26, 2014